HCC Insurance Holdings, Inc. 13403 Northwest Freeway, Houston, Texas 77040 main 713 690 7300 facsimile 713 462 2401

May 14, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:                             HCC Insurance Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-13790

Gentlemen and Ladies:

The purpose of this letter is to respond to the comments received on April 30, 2015 from the Commission’s Staff with respect to the above referenced filing for HCC Insurance Holdings, Inc. (referred to herein as the Company, we, us or our). For ease of reference, the Staff’s comments are reproduced below in bold-face text, followed by the Company’s response.

Notes to Consolidated Financial Statements

(3) Fair Value Measurements, page F-17

1.    It is unclear to us why further disaggregation of your fixed maturity securities herein and in Note (2) Investments is not warranted. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of “major security types” and “classes” of securities that you present, particularly for special purpose revenue bonds of states, municipalities and political subdivisions, and corporate securities.

We initially developed the classification of our investment portfolio by “major security types” to be consistent with the guidance for financial institutions in FAS 115 (paragraph 19). This literature was codified into ASC 942-320-50-2. Under ASC 944-320-50-2, the previously cited guidance is applicable to insurance entities. This guidance requires disclosure of these asset classes for fixed maturity securities:

•                       Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies

•                       Debt securities issued by states of the United States and political subdivisions of the states

•                       Debt securities issued by foreign governments

•                       Corporate debt securities

•                       Residential mortgage-backed securities (RMBS)

•                       Commercial mortgage-backed securities (CMBS)

•                       Collateralized debt obligations

•                       Other debt obligations

Securities and Exchange Commission

Division of Corporation Finance

May 14, 2015

The guidance further indicates that disclosure of “additional types [of asset classes] also may be necessary”. At the time of our initial determination of our asset classes, we concluded that Special Purpose Revenue Bonds was a meaningful asset class for us, given our large concentration of municipal bonds. We also identified Asset-backed Securities (other than RMBS and CMBS) as an asset class that we felt warranted separate disclosure given that non-real estate collateral backs these securities. As a result, we have disclosed Special Purpose Revenue Bonds and Asset-backed Securities as separate asset classes in all of our investment tables since 2009.

While ASC 320-10-50-1B and the issuance of ASC 820-10-50-2B in 2011 provided some additional guidance on what should be considered in determining appropriate asset classes, we concluded the newer guidance did not materially alter the ASC 942-320-50-2 guidance. Accordingly, we have continued to retain our existing asset classifications since 2009.

At your request, we have again reviewed the guidance and its application to the asset classes disclosed in our investment tables, as discussed below. The comments below include: 1) our disclosed asset classes at December 31, 2014 (in bold-face text), 2) the comparable asset class provided in the guidance (in the parenthetical), 3) the percentage of each asset class to our total Level 2 fixed maturity securities at December 31, 2014 (in brackets), 4) discussion of the attributes of each asset class and 5) our considerations and current conclusion about the asset classes disclosed in our investment tables.

•                       U.S. government and government agency securities (Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies) [less than 1%] — These securities are homogeneous and require no disaggregation.

•                       Fixed maturity securities of states, municipalities and political subdivisions (Debt securities issued by states of the United States and political subdivisions of the states) [15%] — We classify all general obligation municipal bonds (GOs) in this asset class. We do not include our special purpose revenue bonds of states, municipalities and political subdivisions in this asset class for the reasons discussed in the next bullet below. Our GO portfolio is diversified across the United States, with no significant geographic concentrations, and is very high quality, with an average rating by Standard & Poor’s (S&P) of AA+. These securities are managed by one asset manager and follow substantially the same credit review process prior to selection and the same process for determining fair value. Based on these considerations, we believe our current classification of GOs as a separate asset class is appropriate and do not believe further disaggregation of our GO securities is warranted.

•                       Special purpose revenue bonds of states, municipalities and political subdivisions (Debt securities issued by states of the United States and political subdivisions of the states) [36%] — This asset class includes municipal bonds secured by specific revenue sources (e.g., education, transportation, water, etc.) that we analyze as part of our credit assessment process. Special purpose revenue bonds and GOs share similar characteristics related to credit quality, economic traits, geographic concentration and tax benefits. However, we determined that the payment support provided by the special revenue sources sufficiently differentiates special purpose revenue bonds from GOs and, thus, we classify the special purpose revenue bonds as a separate asset class. Based on our most recent review, we believe this separate classification continues to be warranted.

Securities and Exchange Commission

Division of Corporation Finance

May 14, 2015

On an annual basis in our MD&A (paragraph 2 on page 51 in our 2014 Form 10-K), we disclose the largest revenue sources and the percentage of our special purpose revenue bond portfolio backed by each of these sources in order to provide information about this portfolio’s concentration and credit risk. The mix of these revenue sources backing our portfolio changes very little during the year. As such, we do not believe that additional disaggregation by revenue source, in our investment tables each quarter, would provide the reader with incremental information needed to understand this portfolio or its valuation.

•                       Corporate securities (Corporate debt securities) [19%] — Our corporate securities portfolio is diversified by industry and geography and includes securities issued by both domestic and foreign corporations. The securities are high quality, with an average rating by S&P of A-. Our Corporate Securities asset class includes a minor portfolio of bank loans ($140.4 million at December 31, 2014) that are rated below investment grade (BB). We are no longer investing new cash flow in bank loans and believe including them with Corporate Securities is reasonable given our immaterial holdings. Aside from bank loans, our corporate securities share similar characteristics with respect to credit quality and economic traits, and we apply the same valuation techniques and inputs to determine fair value of all corporate securities. The only significant differentiating characteristic is that certain securities are issued by foreign corporations.

In responding to this letter, we considered that 37% of this asset class relates to foreign corporate securities, which are denominated in non-U.S. dollars and whose fair values fluctuate due to changes in foreign currency exchange rates. In addition, we considered that we currently disclose the amount of our foreign debt holdings, including foreign corporate securities, in MD&A (page 52 in our 2014 Form 10-K). Based on these considerations, we concluded it would provide meaningful information to the reader if we separately disclose Foreign Corporate Securities in each of our investment tables in Footnotes 2 and 3, as well as in MD&A. Accordingly, in our Form 10-Q for the quarter ended March 31, 2015 (filed on May 6, 2015), we made this disclosure in our investment tables (pages 15, 16, 19, 20 and 36) as of both March 31, 2015 and December 31, 2014.

•                       RMBS, CMBS and asset-backed securities (RMBS and CMBS) [13%, 9% and 6%, respectively] — These three asset classes include all of our structured securities. In accordance with the guidance, we separately disclose our RMBS and CMBS securities. In addition, we disclose Asset-backed Securities, which are backed by non-real estate collateral such as credit cards and motor homes. While our structured securities are valued differently than our other fixed maturity securities, similar cash flow models are used to value all of our structured securities. In addition, we hold relatively small portfolios of the three different classes of structured securities. Based on these considerations, we do not believe further disaggregation of any of these three asset classes is warranted.

•                       Foreign government securities (Debt securities issued by foreign governments) [2%] — These securities are issued by governments other than the United States, primarily Germany, Canada and the United Kingdom, and supranational entities. While this category includes risks from a large number and variety of countries, including ones with less stable economic and political environments, our largest concentration at December 31, 2014 was $24.4 million, or 21%, in Germany. On an annual basis in our MD&A (page 52 in our 2014 Form 10-K), we provide a table of

Securities and Exchange Commission

Division of Corporation Finance

May 14, 2015

our foreign debt holdings by country for all concentrations greater than $10.0 million. Given that no one country represents a material exposure to us, and the mix by country changes very little during the year, we do not believe further disaggregation in our investment tables each quarter is warranted.

•                       Collateralized debt obligations [0%] — Although this class is required to be disclosed, we held no collateralized debt obligations at December 31, 2014 or in any prior periods.

Based on our review of the guidance in response to your inquiry, we determined that our disclosures would be enhanced by separately disclosing Foreign Corporate Securities as an asset class in all of our investment tables. As noted above, we made this additional disclosure beginning in our Form 10-Q for the quarter ended March 31, 2015.

2.    Refer to your discussion of valuation techniques and inputs used to fair value your fixed maturity securities. Please provide us, for each “class” (see ASC 820-10-50-2B) of Level 2 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

In accordance with ASC 820-10-50-2bbb, we disclosed on page F-17 in our 2014 Form 10-K that we use the market approach to determine fair value (Footnote 3, paragraph 1) and we discussed the methods and observable inputs used to measure fair value for our Level 2 securities (paragraph 3). We establish the fair values of 99% of our fixed maturity securities using the services of independent pricing service vendors (referred to as vendors below), who provide a single price or quote per security. In general, the vendors use cash flow models to value structured securities and matrix pricing and composite pricing to value all other fixed maturity securities. Each vendor uses the same or similar observable inputs to price securities.

The valuation techniques and key observable inputs used for each asset class, as of December 31, 2014, are discussed below.

Asset Classes:

•                       U.S. government and government agency securities

•                       Fixed maturity securities of states, municipalities and political subdivisions

•                       Special purpose revenue bonds of states, municipalities and political subdivisions

•                       Corporate securities

•                       Foreign government securities

•                       Foreign corporate securities

For each of the above asset classes, the vendors use matrix pricing and composite pricing utilizing these observable inputs, as applicable for a particular security (in alphabetic order): 1) benchmark securities/yields, 2) bid prices, 3) broker/dealer quotes, 4) issuer spreads, 5) new issue data, 6) offers, 7) reported trades and 8) two-sided markets. No one vendor or observable input is utilized to develop the fair values in a particular asset class. Usage of the observable inputs is dependent on the availability and reliability of the data used to price a particular security. The prices at year-end 2014 were obtained from these vendors: 1) Merrill Lynch Index, 2) Reuters, 3) S&P, 4) Iboxx, 5) Bloomberg Valuation Service and 6) Markit (only for bank loans).

Securities and Exchange Commission

Division of Corporation Finance

May 14, 2015

Asset Classes:

•                       Residential mortgage-backed securities

•                       Commercial mortgage-backed securities

•                       Asset-backed securities

For the three asset classes above, the vendors use cash flow models utilizing these observable inputs, as applicable for a particular security (in alphabetic order): 1) cash flows, 2) collateral performance, 3) default rates, 4) loss severity, 5) new issue data and 6) prepayments. No one vendor or observable input is utilized to develop the fair values in a particular asset class. Usage of the observable inputs is dependent on the availability and reliability of the data used to price a particular security. The prices at year-end 2014 were obtained from these vendors: 1) Merrill Lynch Index, 2) Reuters, 3) S&P, 4) Bloomberg Valuation Service and 5) Interactive Data Corporation.

None of our Level 2 fixed maturity securities had a modeled fair value at year-end 2014. Only one corporate security, which we classified as Level 3, had a modeled fair value of $148 thousand. On page F-18 in our 2014 Form 10-K (paragraph 3), we mentioned this Level 3 security but did not discuss the related unobservable inputs due to the security’s immaterial fair value.

We respectfully believe that we have met the requirements for classification of our fixed maturity securities within Level 2 and Level 3, and have provided the required disclosures in our 2014 Form 10-K and our Form 10-Q for the quarter ended March 31, 2015 related to the valuation techniques and inputs used to value our Level 2 fixed maturity securities.

*****

The Company acknowledges that:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes it has fully responded to your comments and has incorporated the revised disclosures discussed above in our Form 10-Q for the quarter ended March 31, 2015, which was filed on May 6, 2015. If you have any further questions regarding these responses, please contact the undersigned at (713) 996-1155.

Sincerely,

/s/ Brad T. Irick

Brad T. Irick
Executive Vice President and Chief Financial Officer